FPC Exemption No (82-836)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the consult your stockbroker or other registered dealer in securities, bank accountant or other professional adviser.

04012921

If you have sold or transferred all of your shares in First Pacific Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

FIRST PACIFIC

SUPPL

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

MAJOR TRANSACTION

DISPOSAL OF INTEREST IN ESCOTEL MOBILE COMMUNICATIONS LIMITED

A notice convening a special general meeting of First Pacific Company Limited to be held at The International Board Room, 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Monday, 1st March, 2004 at 3:00 p.m. is set out on pages 17 to 18 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy to the head office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

February 2004

CONTENTS

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Form of proxy for the Special General Meeting ("SGM") of First Pacific Company Limited (the "Company") to be held at The International Board Room, 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Monday, 1st March, 2004 at 3:00 p.m. and any adjournment thereof.

I/We[1] ____
of ____,
being the registered holder(s) of[2] ______________________________________
ordinary shares of US$0.01 each in the capital of the Company hereby appoint the Chairman of the SGM or[3] ______________________________________
__________________________ of ______________________________________
______________________________________ as my/our proxy to attend and vote on my/our behalf at the SGM and any adjournment thereof in respect of the resolution to be put to the SGM as set out in the notice convening the SGM[4]. The proxy will vote as indicated below in respect of the resolution set out in the notice convening the SGM:

RESOLUTION	FOR[5]	AGAINST[5]
1. ORDINARY RESOLUTION TO APPROVE THE DISPOSAL OF 49% SHAREHOLDING INTEREST IN ESCOTEL MOBILE COMMUNICATIONS LIMITED AND THE TRANSACTIONS CONTEMPLATED THEREUNDER		

Signed this _______ day of ____________ 2004 Signature[6] ______________________

NOTES:-

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.
2. Please insert the number of ordinary shares of US$0.01 each in the capital of the Company registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all such shares of the Company registered in your name(s).
3. If any proxy other than the Chairman of the SGM is appointed, strike out "the Chairman of the SGM or" and insert the name and address of the proxy desired in the space provided. A proxy need not be a member of the Company.
4. Completion and return of this form of proxy will not preclude you from attending and voting at the SGM should you so wish.
5. IMPORTANT: If you wish to vote for a resolution, place a "x" in the relevant box marked "FOR". If you wish to vote against a resolution, place a "x" in the relevant box marked "AGAINST". Failure to complete a box will entitle your proxy to cast your vote(s) or abstain at his discretion. Your proxy will also be entitled to vote or abstain at his discretion on any resolution properly put to the SGM other than those referred to in the convening the SGM.
6. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
7. **In order to be valid, this form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be lodged at the Company's head office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR, not later than 48 hours prior to the time appointed for holding the SGM or any adjourned meeting (as the case may be).**
8. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose, seniority will be determined by the order in which the names stand in the register of members of First Pacific in respect of the joint holding.
9. Any alterations made to this form of proxy must be initialled by the person who signs it.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

適用於第一太平有限公司(「本公司」)於二零零四年三月一日(星期一)下午三時正假中國香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓國際會議廳召開的股東特別大會(「特別大會」)及其任何續會之代表委任表格。

本人／吾等[1] ____________________

地址為 ____________________

乃本公司註冊股東,持有[2] __________ 股面值1美仙之本公司普通股股份,茲委任

特別大會主席或[3] __________ 地址為 __________

____

於特別大會及其任何續會上,代表本人／吾等出席及投票。上述會議之目的為考慮及酌情通過詳列於特別大會通告中的決議案[4]。受委代表將按下列指示代表本人／吾等就刊載於特別大會通告中的決議案作出投票:

決議案	贊成[5]	反對[5]
一、批准出售ESCOTEL MOBILE COMMUNICATIONS LIMITED之49%股份權益及預計進行之各項交易的普通決議案		

簽署[6]: ____________________ 日期:二零零四年 ____________________

附註:

一、 請以正楷填上 閣下之姓名及地址。如屬聯名股東,請填上所有股東之姓名。

二、 請填上 閣下名下所有本公司面值1美仙之普通股數目。如未有填上股份數目,則此代表委任表格將被視作適用於 閣下名下所有本公司之普通股。

三、 如擬委任特別大會主席以外之代表,請刪去「特別大會主席或」句子,並在適當空格內填上所擬委派代表姓名及其地址。受委代表毋須為本公司股東。

四、 即使填妥、簽署及交還此代表委任表格後, 閣下仍有權出席特別大會並在會中投票。

五、 請註意:若股東欲投票贊成某項決議案,請在「贊成」空格內填上「X」記號。若股東欲反對某項決議案,請在「反對」空格內填上「X」記號。如無在空格內填上記號,則受委代表有權自行斟酌投票或棄權。再者,受委代表亦有權就刊載於特別大會通告外正式提呈特別大會的其他議案自行斟酌投票贊成或棄權。

六、 此代表委任表格須由 閣下或 閣下之授權人簽署,若股東為有限公司,則此代表委任表格必須加蓋該公司印鑑,或由公司負責人或獲正式授權人士簽署。

七、 填妥之代表委任表格,連同已簽署之授權書或其他授權文件(如有),或經由公證人簽署證明之授權書或其他授權文件副本,須於特別大會或其任何續會(按情況而定)指定舉行時間四十八小時前交回第一太平之總辦事處(致:公司秘書處),地址為中國香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓,方為有效。

八、 倘屬聯名股東,本公司將接納排名於首之股東(不論親自或委派代表)的投票,而其他聯名股東的投票則一概不獲接受。因此,於本公司股東登記名冊上排名於首之聯名股東將被視作有權投票者。

九、 此代表委任表格上所有更改必須簡簽作實。

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:–

"Balance BLC Note"	the negotiable promissory note with a face amount of Pesos 132.0 million (HK$19.0 million), bearing interest at 14.0 per cent per annum, issued by Bonifacio Land Corporation in favour of MPC on 23rd November, 2002;
"Balance BLC Note Security"	the pledge agreement dated 23rd November, 2002 executed by Bonifacio Land Corporation in favour of MPC covering the pledge over 232,772,422 shares in Fort Bonifacio Development Corporation, representing 1.1 per cent of the issued share capital of Fort Bonifacio Development Corporation, as security for payment of the Balance BLC Note;
"BLC Note"	the negotiable promissory note with a face value of Pesos 655.0 million (HK$94.5 million), bearing interest at 14.0 per cent per annum, issued by Bonifacio Land Corporation in favour of MPC on 23rd November, 2002;
"BLC Note Security"	the pledge agreement dated 23rd November, 2002 executed by Bonifacio Land Corporation in favour of MPC covering the pledge over 1,155,044,970 shares in Fort Bonifacio Development Corporation, representing 5.6 per cent of the issued share capital of Fort Bonifacio Development Corporation, as security for payment of the BLC Note;
"Board"	the board of Directors;
"Completion"	completion of the SPA upon the terms and conditions set out therein;
"Directors"	the directors of First Pacific;
"Escorts"	Escorts Limited, a company established under the laws of India;
"Escotel"	Escotel Mobile Communications Limited, a company established under the laws of India;
"ETL"	Escorts Telecommunications Limited, a company established under the laws of India;
"First Pacific" or "the Company"	First Pacific Company Limited;
"First Pacific Group"	the Company and its subsidiaries;

"Hong Kong SAR"	the Hong Kong Special Administrative Region of the People's Republic of China;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong SAR;
"Idea Cellular"	Idea Cellular Limited, a company established under the laws of India;
"Latest Practicable Date"	2nd February, 2004 being the latest practicable date for the collation of relevant information prior to the printing of this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Larouge"	Larouge B.V., a company incorporated under the laws of the Netherlands, and which is a wholly owned subsidiary of the Company;
"Larouge Agreement"	the assignment agreement dated 8th February, 2003 entered into between Larouge, Evergreen Holdings, Inc., Ayala Land, Inc. and Greenfield Development Corporation in relation to the sale and assignment of the Larouge Loan and the Larouge Pledge;
"Larouge Loan"	the short term loan facility in an aggregate principal amount of US$90.0 million (HK$702.0 million) advanced to MPC by Larouge under a facility agreement dated 26th March, 2001, as amended pursuant to a Deed of Amendment and Reconfirmation dated 31st October, 2001 entered into between MPC and Larouge and as further amended, to exclude all payments other than of principal payable to Larouge thereunder, by the Larouge Loan Supplemental Deed;
"Larouge Loan Supplemental Deed"	the supplemental deed dated 8th February, 2003 entered into by MPC and Larouge in relation to the amendment of the Larouge Loan to exclude all payments other than of principal payable to Larouge thereunder;
"Larouge Pledge"	the pledge granted by MPC over 50.4 per cent of the outstanding common stock of Bonifacio Land Corporation in favour of Larouge pursuant to the pledge agreement dated 6th April, 2001 executed by MPC (and the other pledgors named therein) to secure the obligations of MPC under the Larouge Loan, as amended by the Larouge Pledge Supplemental Agreement;

"Larouge Pledge Supplemental Agreement"	the supplemental agreement dated 8th February, 2003 entered into by MPC and Larouge for the purpose of amending the Larouge Pledge so as, inter alia, to exclude all payments other than of principal payable to Larouge under the Larouge Loan from the definition of "Secured Indebtedness" as defined therein;
"MPC"	Metro Pacific Corporation, a corporation established under the laws of the Republic of the Philippines and the shares of which are listed on the Philippine Stock Exchange. The First Pacific Group has an aggregate direct and indirect attributable economic interest in MPC of 80.6 per cent;
"MPC Agreement"	the agreement dated 23rd November, 2002 entered into between MPC, Greenfield Development Corporation and Ayala Land, Inc. in relation to, amongst other things, a proposed restructuring of certain of MPC's indebtedness, as amended pursuant to an amendment agreement dated 8th February, 2003 entered into between MPC, Evergreen Holdings, Inc. and Ayala Land, Inc.;
"PCL"	Personal Communications (Mauritius) Limited, a company established under the laws of Mauritius and a wholly owned subsidiary of First Pacific;
"Pesos"	Philippine pesos, the lawful currency of the Republic of the Philippines;
"PRC"	the People's Republic of China;
"Pre-Closing Pledge Agreement"	the pledge agreement dated 23rd November, 2002 executed by MPC in favour of Greenfield Development Corporation and Ayala Land, Inc. creating a pledge over the BLC Note (together with the BLC Note Security) and five per cent of Bonifacio Land Corporation's unencumbered shares, owned by MPC, as security for certain obligations of MPC under the MPC Agreement, as amended by the Amendment to Pledge Agreement dated 8th February, 2003 executed by MPC and the group comprising Evergreen Holdings, Inc. and Ayala Land, Inc.;
"Purchaser"	Idea Cellular;
"Rs."	Indian Rupees, the lawful currency of India;

"Security Assignment"	the deed of assignment dated 23rd November, 2002 executed by Greenfield Development Corporation and Ayala Land, Inc. in favour of MPC in respect of Greenfield Development Corporation's and Ayala Land, Inc.'s right to receive amounts to be paid by Fort Bonifacio Development Corporation in settlement of its obligations under certain financing arrangements, together with the rights accruing in favour of Greenfield Development Corporation and Ayala Land, Inc. under the real estate mortgage constituted thereunder, to the extent of the principal amount not exceeding Pesos 330.0 million (HK$47.6 million);
"Shareholders"	shareholders of First Pacific;
"SPA"	the Foreign Share Sale and Purchase Agreement dated 15th January, 2004 referred to in this circular;
"Special General Meeting"	the special general meeting of First Pacific to be held at The International Board Room, 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR, on Monday, 1st March, 2004 at 3:00 p.m., the notice of which is set out on pages 17 to 18 of this circular;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"US$"	United States dollars, the lawful currency of the United States of America; and
"Vendors"	First Pacific and its wholly owned subsidiary, PCL.

This circular contains translations of certain amounts into HK$ at the rates specified herein. Translations of amounts into HK$ have been made at the rates of US$1=HK$7.8=Rs. 45.53=Pesos 54.05. All such translations have been made on an approximate basis and are subject to rounding and no representation is made that the amounts referred to herein could have been, or could be, converted at any particular rate, the rates so specified or at all.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert Charles Nicholson

Non-executive Directors:
Anthoni Salim *(Non-executive Chairman)*
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso

Independent Non-executive Directors:
Prof. Edward K.Y. Chen, CBE, JP, G.B.S.
His Excellency Albert F. Del Rosario
David W.C. Tang, OBE

Head Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong SAR, PRC

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

5th February, 2004

Dear Shareholder,

MAJOR TRANSACTION

DISPOSAL OF INTEREST IN ESCOTEL MOBILE COMMUNICATIONS LIMITED

INTRODUCTION

On 15th January, 2004 First Pacific entered into a legally binding agreement with Idea Cellular in respect of the sale of First Pacific Group's 49 per cent shareholding in Escotel to Idea Cellular for an aggregate consideration of Rs. 700 million (HK$119.9 million) payable in full in cash on Completion.

The transaction constitutes a major transaction for First Pacific under Chapter 14 of the Listing Rules.

The purpose of this circular is to provide the shareholders of First Pacific with further information in relation to the transaction.

This circular also contains a copy of the notice of the Special General Meeting of the Shareholders to be held on Monday, 1st March, 2004 at 3:00 p.m. to consider and, if deemed fit, approve the transaction pursuant to the Listing Rules.

THE TRANSACTION

Parties to the transaction

Vendors: First Pacific and its wholly owned subsidiary, PCL, in respect of their combined 49 per cent shareholding in Escotel.

Purchaser: Idea Cellular, an independent third party. Idea Cellular and its ultimate beneficial owners are not connected persons, under the Listing Rules, of First Pacific or any of its directors, chief executive, substantial shareholders or subsidiaries or any of their respective associates.

Escotel is also a party to this agreement.

Summary of the transaction

Escotel is 49 per cent owned by the First Pacific Group and 51 per cent owned by Escorts. The First Pacific Group will sell its entire interest in Escotel to Idea Cellular.

The First Pacific Group will receive Rs. 700 million (HK$119.9 million) from the sale of its entire 49 per cent interest in Escotel and will be released from all of the guarantees, sureties and other security arrangements given by it in respect of the obligations of Escotel. The consideration was agreed after arms-length negotiations, having taken into account the respective benefits which are expected to accrue to the respective parties to the transaction such as for the Purchaser, the benefits flowing from the telecommunication licences held by Escotel and for the First Pacific Group, the ability to further implement its strategy to focus upon its core investments and strengthen its working capital position, and the release of guarantees given in respect of Escotel's liabilities.

Under a separate agreement with Idea Cellular, Escorts will also, simultaneously upon Completion, sell its 51 per cent controlling shareholding in Escotel to Idea Cellular at a comparable price but which reflects the controlling interest in Escotel being sold by Escorts and the additional obligations in terms of representations and warranties being assumed by Escorts in the transaction. Completion of sale by Escorts of its 51 per cent controlling shareholding in Escotel is conditional upon, among other things, satisfaction of the conditions precedent to completion of the sale of First Pacific's 49 per cent shareholding in Escotel to the Purchaser. The conditions precedent to completion of the sale and purchase of Escorts' shareholding in Escotel may be waived by the party having the benefit of the relevant condition.

Escorts is also selling its interest in ETL to Idea Cellular under those agreements. ETL is a separate subsidiary of Escorts, unrelated to Escotel or the First Pacific Group, owning and operating other telecommunications ventures in India.

Consideration

The sale price is Rs. 700 million (HK$119.9 million) for 49 per cent of Escotel. The entire consideration is to be paid in cash (in Indian Rupees) on Completion. The consideration represents an excess of approximately US$20 million (approximately HK$156 million) over the book value of the 49 per cent shareholding interest in Escotel.

Completion

Completion will occur not later than 5 business days following the date on which the conditions precedent to Completion, referred to below, are fulfilled. Completion is expected to take place in the second quarter of 2004 and, in any event, no later than the date falling 150 days after the date of the SPA (or such other date as may be agreed by the parties). Simultaneously upon Completion, Escorts will also sell its 51 per cent controlling shareholding in Escotel to Idea Cellular in accordance with the relevant sale and purchase agreement.

Conditions Precedent to Completion:

Completion is conditional upon the fulfilment of the following conditions precedent:–

(i) the representations and warranties given by parties to the SPA remaining accurate and each of the parties having complied with their respective obligations under the SPA up to Completion;

(ii) the Vendors having received all necessary corporate approvals (including any necessary approval by their respective shareholders) in connection with the transactions contemplated by the SPA having been obtained;

(iii) all governmental and regulatory approvals required in connection with the completion of the transactions contemplated by the SPA, including any approvals required from the Reserve Bank of India, having been obtained;

(iv) the Purchaser having received the approval of its lenders to purchase the Escotel shares;

(v) Escotel having entered into a depositary agreement dematerializing the shares to be sold under the SPA;

(vi) the unconditional release of First Pacific and Escorts, from all their respective obligations under all guarantees, sureties and other security arrangements given or arranged by them in relation to the business and operations of Escotel; and

(vii) the conditions precedent to completion of the sale and purchase of Escorts' 51 per cent interest in Escotel to the Purchaser, and its interest in ETL, having been fulfilled.

As at the Latest Practicable Date, the parties are in the process of procuring satisfaction of the above conditions precedent but none of them has been fully satisfied. The conditions precedent may be waived by the party having the benefit of the relevant condition. The Vendors do not have any present intention to waive the conditions precedent and are not aware of any present intention on the part of the Purchaser to do so. If these conditions have not been satisfied or waived and Completion has not occurred by the date falling 150 days after the date of the SPA and the parties have not agreed to allow more time for the conditions to be satisfied, the SPA may be terminated by either party. The SPA does not provide for the payment of damages on such termination. Obligations of the parties shall cease after termination of the SPA (save and except certain obligations such as confidentiality and in respect of antecedent breaches).

Other Material Terms:

Other material terms of the SPA include the following:–

(i) with effect from the date of the SPA, the Purchaser will provide interim financing to Escotel, without recourse to the First Pacific Group, in an amount of up to Rs. 710 million (HK$121 million) to meet Escotel's ongoing operational needs;

(ii) the SPA provides for transitional management arrangements and customary restrictions on the business and operations of Escotel, during the period between the date of the SPA and Completion;

(iii) the SPA contains representations and warranties from the First Pacific Group in relation to the ownership and status of its shareholding in, and related shareholder advances made to, Escotel; however, all representations and warranties in relation to Escotel's operations, business and assets are given by Escorts and not by the First Pacific Group; and

(iv) prior to Completion, the Vendors will assign to Escorts, for a nominal consideration, an aggregate amount of subordinated shareholders advances made to Escotel of Rs. 881 million (HK$150.9 million). It is anticipated that, as part of the arrangements between the Purchaser and Escorts' in relation to the sale of Escorts' controlling interest in Escotel to the Purchaser, these advances will be restructured after Completion. The indebtedness will continue to be subordinated but will be repayable by Escotel to Escorts in or after the year 2013.

RATIONALE FOR THE TRANSACTION AND INTENDED USE OF PROCEEDS

Although First Pacific remains committed to the Asian telecommunications sector, which will remain a core business for the First Pacific Group, the Board considers that the First Pacific Group's resources would be more profitably employed in markets where First Pacific's operations can attain market leadership positions which are unlikely to be achievable in the increasingly competitive Indian mobile telecommunications market. In view of the highly competitive environment of the Indian mobile telecommunications market and the consolidation which is occurring amongst operators in that market, the Board believes that increased shareholder value for the First Pacific's shareholders can best be achieved by a disposal of its interest in Escotel at this time. It is intended to use the proceeds of the sale for general corporate and working capital purposes.

The Directors considered that the working capital of the Group will improve immediately after Completion of the disposal of its shareholding interests in Escotel for the following reasons:

(a) there is a cash inflow to First Pacific Group from the net proceeds of the transaction;

(b) First Pacific Group will not be required, as a shareholder, to make any further equity injection and/or shareholders advances to finance any operation or expansion of Escotel; and

(c) Escotel has been loss making and has not in the past made any dividend payments to First Pacific Group. After disposal of First Pacific Group's shareholding interests in Escotel, First Pacific Group will not be required to account for any losses of Escotel in First Pacific Group's consolidated accounts.

TERMS OF THE TRANSACTION

The terms of the transaction were arrived at after arms-length negotiations between the respective parties thereto. The Board believes the terms of the transaction to be fair and reasonable and in the interests of all shareholders of First Pacific.

FINANCIAL EFFECTS OF THE TRANSACTION ON THE FIRST PACIFIC GROUP

The audited consolidated profit/(loss) before taxation and minority interests of the First Pacific Group for the two financial years ended 31st December, 2001 and 2002 was a loss of US$2,133.6 million (HK$16,642.1 million) and a profit of US$140.6 million (HK$1,096.7 million), respectively. The audited consolidated profit/(loss) attributable to ordinary shareholders for the two financial years ended 31st December, 2001 and 2002 was a loss of US$1,797.0 million (HK$14,016.6 million) and a profit of US$40.1 million (HK$312.8 million), respectively.

Escotel's audited losses for the years ended 31st December, 2001 and 2002 were US$22.4 million (HK$174.7 million) and US$13.4 million (HK$104.5 million), respectively. The net asset value of Escotel as shown in Escotel's balance sheet as at 31st December, 2002 was negative US$324.9 million (HK$2,534.2 million).

The audited consolidated shareholders' deficit (excluding minority interests) of the First Pacific Group as at 31st December, 2001 and 2002 was US$191.2 million (HK$1,491.4 million) and US$71.2 million (HK$555.4 million), respectively. Upon Completion, on a pro forma basis, the consolidated shareholders' deficit (excluding minority interests) of the First Pacific Group will be approximately US$51.2 million (approximately HK$399.4 million). As a consequence of the transaction, First Pacific will book a gain on disposal of approximately US$20 million (approximately HK$156 million) in the financial year ending 31st December, 2004.

BENEFITS EXPECTED TO ACCRUE FROM THE TRANSACTION

First Pacific is an investment and management holding company, principally engaged in the telecommunications and consumer food products sectors. The disposal of First Pacific's interest in Escotel further implements its strategy to focus upon its core investments in telecommunications and consumer food products with market leadership positions and, with the net proceeds from the transaction, strengthens its working capital position. If the transaction is not completed, in the absence of the financing to be provided by the Purchaser to Escotel to meeting Escotel's ongoing operational needs, Escotel is unlikely to be able to comply with its obligations under certain of its loan facilities. Non-compliance with those obligations would provide a basis for the lenders to accelerate payment under the loan facilities, which may then enable the lenders to call the guarantees in respect of those loan facilities provided by Escotel's shareholders, including First Pacific.

INFORMATION RELATING TO ESCOTEL AND ITS BUSINESS

Escotel is currently the seventh largest of the twelve mobile telecommunications operators in India, with approximately 826,000 customers as at 31st December, 2003. Escotel is based in New Dehli and operates mobile digital cellular telephone services on GSM networks.

INFORMATION RELATING TO IDEA CELLULAR AND ESCORTS

Idea Cellular is one of the major mobile telecommunications operators in India, and is an independent third party which is not a connected person, under the Listing Rules, of First Pacific or any of its directors, chief executive, substantial shareholders or subsidiaries or any of their respective associates.

Escorts is a company incorporated in India, the shares of which are listed on the Bombay Stock Exchange. It is one of India's major industrial houses with interests in agri-machinery, telecommunications, healthcare and financial services. Save for Escorts' 51 per cent interest in Escotel and associated management rights conferred by that interest, Escorts is an independent third party and not a connected person, under the Listing Rules, of First Pacific or any of its directors, chief executive, substantial shareholders or subsidiaries or any of their respective associates.

SPECIAL GENERAL MEETING

A notice convening the Special General Meeting to be held at The International Board Room, 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Monday, 1st March, 2004 at 3:00 p.m. is set out on pages 17 to 18 of this circular. At the Special General Meeting, an ordinary resolution will be proposed to approve the transaction.

A form of proxy for use at the Special General Meeting is enclosed. Whether or not the Shareholders are able to attend the meeting, they are requested to complete and return the enclosed form of proxy to First Pacific's head office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude the Shareholders from attending and voting at the meeting should they wish to do so.

RECOMMENDATIONS

The Board believes the terms of the transaction to be fair and reasonable and in the interests of all shareholders of First Pacific and recommends the Shareholders to vote in favour of the ordinary resolution to be proposed at the Special General Meeting for approving the transaction.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices.

Yours faithfully,
For and on behalf of the Board of Directors of
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

INDEBTEDNESS

As at 31st December, 2003, the First Pacific Group had outstanding:–

- secured bank and other loans of US$250.3 million (HK$1,952.3 million) of which US$168 million (HK$1,310.4 million) was secured by charges over shares in P.T. Indofood Sukses Makmur Tbk and Philippine Long Distance Telephone Company provided by wholly-owned subsidiaries of First Pacific, and unsecured bank and other loans of US$902.5 million (HK$7,039.5 million);

- unsecured loan capital of US$10.4 million (HK$81.1 million); and

- guarantees of US$82.4 million (HK$642.7 million) in respect of credit facilities of Escotel.

The total indebtedness above does not include outstanding indebtedness of the First Pacific Group's associated companies. Foreign currency amounts have been translated at the approximate exchange rates prevailing at the close of business on 31st December, 2003.

Save as aforesaid and apart from intra group liabilities, no company in the First Pacific Group had outstanding at the close of business on 31st December, 2003, any mortgages, charges, debentures or other loan capital or bank overdrafts, liabilities under acceptance, loans or other similar indebtedness or hire purchase commitments, guarantees or other material contingent liabilities or capital commitments except for those incurred in the ordinary course of its business.

FINANCIAL AND TRADING PROSPECTS

First Pacific actively manages its indebtedness which as at 31st December, 2003 stands at US$168 million (HK$1,310.4 million). The disposal of First Pacific's equity interest in Escotel strengthens its financial position as a result of releasing in full its US$82.4 million (HK$642.7 million) guarantee obligations in respect of Escotel's credit facilities and using the net proceeds from the transaction for general corporate and working capital purposes.

MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the First Pacific Group since 31st December, 2002 (being the date to which the latest audited financial statements of the First Pacific Group were drawn up).

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to First Pacific. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors

As at the Latest Practicable Date, the following Directors were interested, or were deemed to be interested in the following long and short positions in the shares, underlying shares of equity derivatives and debentures of First Pacific or any associated corporation (within the meaning of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong) (the "**SFO**")) which (a) were required to be notified to First Pacific and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to First Pacific and the Stock Exchange:

(i) First Pacific

Long positions in shares

Name	First Pacific ordinary shares	Approximate percentage (%) of issued share capital
Interests of Sutanto Djuhar, Tedy Djuhar, Ibrahim Risjad and Anthoni Salim all via First Pacific Investments Limited	790,229,364[(C)]	24.80
Interest of Anthoni Salim via First Pacific Investments (B.V.I.) Limited	628,296,599[(C)]	19.72
Manuel V. Pangilinan	6,026,759[(P)]	0.19
Edward A. Tortorici	13,132,129[(P)]	0.41

(ii) Associated corporation

Long positions in shares

- Manuel V. Pangilinan owned 15,048,064 common shares(P) in Metro Pacific Corporation ("MPC"), 44,002 common shares(P) in Philippine Long Distance Telephone Company ("PLDT") and 360 preferred shares(P) in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person (not being a director, chief executive or a connected person of the Company), as well as 300,000 common shares(P) in Pilipino Telephone Corporation ("PTC").

- Edward A. Tortorici owned 2,450,000 ordinary shares(P) in P.T. Indofood Sukses Makmur Tbk ("Indofood"), 3,051,348 common shares(P) in MPC, 96,874 common shares(P) in PLDT and 5,000,000 common shares(P) in PTC.

- Sutanto Djuhar owned 15,520,335 ordinary shares(C) in Indofood.

- Tedy Djuhar owned 15,520,335 ordinary shares(C) in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares(P) in Indofood.

- Anthoni Salim owned 632,370 ordinary shares(C) in Indofood.

- Albert F. Del Rosario owned 63,525 common shares(P) in PLDT, 1,560 preferred shares(P) in PLDT, 21,822,680 preferred shares(P) in Prime Media Holdings, Inc. ("PMH") as beneficial owner and a further 32,231,970 preferred shares in PMH as nominee for another person (not being a director or chief executive of the Company), 4 common shares(P) in PMH, 100 common shares(P) in Negros Navigation Company, Inc., 4,922 common shares(P) in Costa de Madera Corporation, 2,500,000 common shares(P) in Enterprise Investments Holding Inc., 19,999 common shares(P) in FPD Savills Consultancy Philippines, Inc. as beneficial owner and one common share in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 4,999 common shares(P) in FPD Savills Philippines, Inc. as beneficial owner and one common share in FPD Savills Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares(P) in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) in Metro Strategic Infrastructure Holdings, Inc.

Notes: (C) = Corporate interest (P) = Personal Interest

(iii) Long position in underlying shares in associated corporation

As at the Latest Practicable Date, pursuant to the share option scheme adopted by PLDT on 10th December 1999, Manuel V. Pangilinan was granted 97,571 stock options in PLDT on 10th December 1999, pursuant to which Manuel V. Pangilinan is entitled to exercise the stock options at the exercise price of Pesos 814 per share during the period from 10th December, 2001 to 10th December, 2009, in accordance with the terms of the aforesaid share option scheme.

Save as disclosed in this circular, as at the Latest Practicable Date, none of the Directors and chief executive of First Pacific were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares of equity derivatives and debentures of First Pacific or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to First Pacific and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to First Pacific and the Stock Exchange.

(b) Substantial Shareholders

First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited beneficially held a total of 1,418,525,963 shares in First Pacific in their name as at the Latest Practicable Date. Of such shares in First Pacific, 790,229,364 shares, representing 24.80 per cent of the issued share capital of First Pacific as at the Latest Practicable Date, have been included in the interests of four First Pacific directors' corporate interests via First Pacific Investments Limited as referred to in section 2(a)(i) above. The remaining 628,296,599 shares in First Pacific, representing 19.72 per cent of the issued share capital of First Pacific as at the Latest Practicable Date, held by First Pacific Investments (B.V.I.) Limited, for the account of Anthoni Salim, have also been included in his interest as disclosed in section 2(a)(i) above.

In addition, the Company has been notified by Marathon Asset Management Limited that it holds 162,979,300 ordinary shares in First Pacific, representing approximately 5.12 per cent of First Pacific's issued share capital as at the Latest Practicable Date.

Save as disclosed in this circular, the Directors and chief executive of First Pacific are not aware of any person as at the Latest Practicable Date who had an interest or short position in the shares or underlying shares of equity derivatives of First Pacific which would fall to be disclosed to First Pacific under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

(c) As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with First Pacific, or any of its subsidiaries, which is not expiring or determinable within one year without payment of compensation (other than statutory compensation).

(d) As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been acquired, disposed of by, or leased to, or are proposed to be acquired or disposed of by, or leased to First Pacific or any of its subsidiaries since 31st December, 2002 (the date to which the latest published audited consolidated financial statements of the First Pacific Group were drawn up).

(e) Save as disclosed herein, there is no contract or arrangement subsisting at the date of this circular in which any of the Directors is materially interested and which is significant in relation to the business of the First Pacific Group.

3. MATERIAL CONTRACTS

As at the Latest Practicable Date, the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the First Pacific Group within two years preceding the date of this circular which are or may be material:–

(a) the SPA;

(b) the Inter Corporate Facility Agreement dated 15th January, 2004 entered into between the Company, Idea Cellular, Escorts and Escotel;

(c) the Loan Assignment dated 15th January, 2004 entered into between the Company, Escorts and Escotel;

(d) the Larouge Loan Supplemental Deed;

(e) the Larouge Pledge Supplemental Agreement and side letter dated 8th February, 2003 between MPC and Larouge;

(f) the MPC Agreement dated 23rd November, 2002 (together with amendment agreement dated 8th February, 2003);

(g) the Larouge Agreement;

(h) the Balance BLC Note and the BLC Note Security;

(i) the BLC Note and the BLC Note Security;

(j) the Pre-Closing Pledge Agreement (together with Amendment to Pledge Agreement dated 8th February, 2003);

(k) the Security Assignment; and

(l) the memorandum of agreement dated 4th June, 2002 entered into between First Pacific and the Gokongwei Group (being the Gokongwei family and their related companies and other business entities) in relation to the establishment of joint venture arrangements with the Gokongwei Group in relation to First Pacific Group's interests in PLDT and Bonifacio Land Corporation for an aggregate consideration of US$616.6 million (HK$4,809.5 million) which was terminated on 30th September, 2002 as stated in First Pacific's announcement dated 2nd October, 2002.

4. LITIGATION

No material litigation or claims are threatened or pending against First Pacific or any of its subsidiaries and the Directors, having made all reasonable enquiries, are not aware that any such material litigation or claims are pending or threatened against First Pacific or any of its subsidiaries.

5. MISCELLANEOUS

(a) The Company Secretary of First Pacific is Ms. Nancy Li, BA., ACS, ACIS.

(b) The registered office of First Pacific is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda, and the head office is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR.

(c) The Principal Share Registrar and Transfer Office is Butterfield Fund Services (Bermuda) Limited at Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda.

(d) The Share Registrar and Transfer Office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at Rooms 1901-5, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong SAR.

(e) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

6. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the head office in Hong Kong of First Pacific on any week day (except public holidays) up to and including 27th February, 2004:–

(a) the memorandum of association and bye-laws of First Pacific;

(b) the annual reports of First Pacific for the years ended 31st December, 2002 and 31st December, 2001;

(c) the interim report of First Pacific for the six months ended 30th June, 2003;

(d) the material contracts referred to in paragraph 3 above;

(e) this circular; and

(f) the circular dated 28th February, 2003 for a major and connected transaction for the sale and assignment of Larouge Loan and pledged 50.4 per cent shareholding in Bonifacio Land Corporation to Evergreen Holdings, Inc. and Ayala Land, Inc.

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of First Pacific Company Limited will be held at The International Board Room, 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Monday, 1st March, 2004 at 3:00 p.m. for the purpose of considering and, if thought fit, passing (with or without modification) the following resolution as an Ordinary Resolution:–

"**THAT**:–

(a) each of:–

(i) the Foreign Share Sale and Purchase Agreement ("Sale and Purchase Agreement") dated 15th January, 2004 entered into between First Pacific Company Limited ("the Company"), Personal Communications (Mauritius) Limited ("PCL"), Idea Cellular Limited ("Idea Cellular") and Escotel Mobile Communications Limited ("Escotel"), a copy of which has been produced to this meeting marked "A" and signed by the Chairman of the meeting for the purpose of identification;

(ii) the Inter Corporate Facility Agreement ("Facility Agreement") dated 15th January, 2004 entered into between the Company, Idea Cellular, Escorts Limited ("Escorts") and Escotel, a copy of which has been produced to this meeting marked "B" and signed by the Chairman of the meeting for the purpose of identification; and

(iii) the Loan Assignment ("Assignment") dated 15th January, 2004 entered into between the Company, Escorts and Escotel, a copy of which has been produced to this meeting marked "C" and signed by the Chairman of the meeting for the purpose of identification;

and the transactions contemplated thereunder entered or to be entered into by the Company and/or PCL, including without limitation, the Non-Disposal Agreement to be executed and entered into between the Company, Idea Cellular, Escorts, PCL, Escotel and National Securities Depositary Limited substantially in the form set out in Annexure III to the Sale and Purchase Agreement, be and are hereby approved, ratified and confirmed; and

(b) Mr Robert C. Nicholson, Mr Paul F. Wallace and/or any other Director of the Company be and is/are hereby authorised to arrange for the execution of such documents in such manner as they may consider necessary and desirable and to do, or authorise the Company and/or PCL to do, whatever acts and things they may consider necessary or desirable or expedient for the purpose of, or in connection with, the implementation of the Sale and Purchase Agreement, the Non-Disposal Agreement, the Facility Agreement, the Assignment or any matter related thereto and to make or agree, or authorise the Company and/or PCL to make or agree, such amendments or variations thereto, and grant, or authorise the Company and/or PCL to grant, any waivers of any conditions precedent or other provisions of the Sale and Purchase Agreement, the Non-Disposal Agreement, the Facility Agreement or the Assignment as Mr Robert C. Nicholson, Mr Paul F. Wallace or any other Director of the Company in their discretion consider to be desirable and in the interests of the Company."

By order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

Dated: 5th February, 2004

Notes:

1. Any shareholder entitled to attend and vote at the special general meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of First Pacific.

2. A form of voting proxy for the special general meeting is enclosed. In order to be valid, the form of voting proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of the power of attorney or other authority must be deposited at First Pacific's head office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR, not less than 48 hours before the time appointed for holding the special general meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting should they so wish.

此乃重要通函　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下對本通函**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或受讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

主要交易

出售ESCOTEL MOBILE COMMUNICATIONS LIMITED之權益

第一太平有限公司將於二零零四年三月一日（星期一）下午三時正假中國香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓國際會議廳舉行股東特別大會，召開大會之通告詳載於本通函第17至第18頁。不論　閣下能否親自出席大會，務請儘快填妥及交回隨附之代表委任表格，惟無論如何不得遲於大會指定舉行時間四十八小時前寄回第一太平有限公司之主要辦事處（致：公司秘書處），地址為中國香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓。即使填妥及交還此代表委任表格，　閣下仍可親身出席大會並在會上投票。

二零零四年二月五日

目錄

頁次

釋　義

在本通函內，除文義另有所指外，下列辭彙具有下列意義：—

「BLC票據餘額」	指	於二零零二年十一月二十三日由Bonifacio Land Corporation發行予MPC面值1.32億披索（1.90千萬港元）之可轉讓承兑票據，年利率為14.0%；
「BLC票據餘額抵押品」	指	於二零零二年十一月二十三日由Bonifacio Land Corporation簽發予MPC之抵押協議，以232,772,422股Fort Bonifacio Development Corporation股份（相等於Fort Bonifacio Development Corporation已發行股本之1.1%）作為支付BLC票據餘額之抵押品；
「BLC票據」	指	於二零零二年十一月二十三日由Bonifacio Land Corporation發行予MPC面額為6.55億披索（9.45千萬港元）之可轉讓承兑票據，年利率為14.0%；
「BLC票據抵押品」	指	於二零零二年十一月二十三日由Bonifacio Land Corporation簽發予MPC之抵押協議，以1,155,044,970股Fort Bonifacio Development Corporation股份（相等於Fort Bonifacio Development Corporation已發行股本之5.6%）作為支付BLC票據之抵押品；
「董事會」	指	第一太平董事會；
「完成交易」	指	根據股份買賣協議所述條款及條件完成交易日期；
「董事」	指	第一太平的董事；
「Escorts」	指	Escorts Limited，一家按印度法例成立的公司；
「Escotel」	指	Escotel Mobile Communications Limited，一家按印度法例成立的公司；
「ETL」	指	Escorts Telecommunications Limited，一家按印度法例成立的公司；
「第一太平」或「本公司」	指	第一太平有限公司；
「第一太平集團」	指	本公司及其附屬公司；

「香港特別行政區」	指	中華人民共和國香港特別行政區；
「港元」	指	香港貨幣，香港的法定貨幣；
「Idea Cellular」	指	Idea Cellular Limited，一家按印度法例成立的公司；
「最後實際可行日期」	指	二零零四年二月二日，即本通函刊發前核對有關資料之最後實際可行日期；
「上市規則」	指	香港聯合交易所有限公司有關證券上市的規則；
「Larouge」	指	Larouge B.V.，一家按荷蘭法例成立的公司，為本公司全資擁有的附屬公司；
「Larouge協議」	指	於二零零三年二月八日由Larouge、Evergreen Holdings, Inc.、Ayala Land, Inc.及Greenfield Development Corporation就有關出售及轉讓Larouge貸款及Larouge抵押品而簽署之轉讓協議；
「Larouge貸款」	指	根據一份日期為二零零一年三月二十六日之信貸協議，由Larouge提供予MPC一項本金總額為9千萬美元（7.02億港元）的短期信貸；該信貸協議已根據MPC與Larouge於二零零一年十月三十一日簽訂之修訂及重新確認契約獲修訂，並根據Larouge貸款增補契作進一步修訂，以剔除須償還予Larouge本金以外的其他費用；
「Larouge貸款增補契」	指	於二零零三年二月八日由MPC及Larouge就有關修訂Larouge貸款以剔除須償還予Larouge本金以外的其他費用而簽訂之增補契；
「Larouge抵押協議」	指	根據於二零零一年四月六日由MPC（及協議所指各質押人）簽署之抵押協議，按此，MPC將Bonifacio Land Corporation之50.4%已發行普通股股份抵押予Larouge，作為MPC就Larouge貸款須負上之責任的抵押品；該協議已根據Larouge抵押增補協議獲修訂；

「Larouge抵押增補協議」	指	於二零零三年二月八日由MPC與Larouge簽訂之增補協議，目的為修訂Larouge抵押協議，包括將其他費用（不包括按Larouge貸款須償還予Larouge的本金）從釋義中的「已抵押負債」中剔出；
「MPC」	指	Metro Pacific Corporation，一家按菲律賓共和國法例成立的公司，其股份於菲律賓證券交易所上市。第一太平集團擁有MPC直接及間接應佔經濟權益合共80.6%；
「MPC協議」	指	於二零零二年十一月二十三日由MPC、Greenfield Development Corporation及Ayala Land, Inc.就有關（但不限於）建議重整若干MPC債務而簽訂之協議；該協議已藉一份日期為二零零三年二月八日由MPC、Evergreen Holdings, Inc.及Ayala Land, Inc.簽訂的修訂協議獲修訂；
「PCL」	指	Personal Communications (Mauritius) Limited，一家按毛里裘斯法例成立的公司，為第一太平的全資擁有附屬公司；
「披索」	指	菲律賓披索，菲律賓共和國的法定貨幣；
「中國」	指	中華人民共和國；
「完成交易前之抵押協議」	指	於二零零二年十一月二十三日由MPC簽訂之抵押協議，受益人為Greenfield Development Corporation及Ayala Land, Inc.，以MPC所持有之BLC票據（連同BLC票據抵押品）及Bonifacio Land Corporation 5%未有留置權之股份作為抵押，以抵押根據MPC協議MPC須負上之若干責任，該協議已根據於二零零三年二月八日由MPC及由Evergreen Holdings, Inc.及Ayala Land, Inc.組成的集團簽訂的抵押協議修訂契獲修訂；
「買方」	指	Idea Cellular；
「印度盧比」	指	印度貨幣，印度流通的法定貨幣；

「抵押轉讓契」	指	於二零零二年十一月二十三日由Greenfield Development Corporation及Ayala Land, Inc.簽訂之轉讓契約，受益人為MPC，按此，Greenfield Development Corporation及Ayala Land, Inc.將有權接收由Fort Bonifacio Development Corporation支付金額，以清償其於若干財務安排須負責任，以及按相關物業按揭授予Greenfield Development Corporation及Ayala Land, Inc.相關權益轉讓予MPC，而本金總額不可超過3.30億披索（4.76千萬港元）；
「股東」	指	第一太平股東；
「股份買賣協議」	指	本通函所指一份日期為二零零四年一月十五日之海外股份買賣協議；
「股東特別大會」	指	第一太平於二零零四年三月一日（星期一）下午三時正假中國香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓國際會議廳舉行之股東特別大會，召開大會之通告詳載於本通函第17至第18頁；
「聯交所」	指	香港聯合交易所有限公司；
「美元」	指	美國貨幣，美國的法定貨幣；及
「賣方」	指	第一太平及PCL，其全資擁有附屬公司。

本通函載有根據以下所述匯率折算為港元的金額。文中港元金額乃按1美元＝7.8港元＝45.53印度盧比＝54.05披索之匯率概約折算。本通函內所換算的金額均以約數及整數捨入計算，故所陳述金額並不代表可用所提及（或並無提及）之匯率折算而成。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

執行董事：
彭澤倫*（常務董事兼行政總監）*
唐勵治
黎高信

非執行董事：
林逢生*（非執行主席）*
林文鏡
林宏修
Ibrahim Risjad
Benny S. Santoso

獨立非執行董事：
陳坤耀教授，CBE、太平紳士、金紫荊星章
Albert F. Del Rosario閣下
鄧永鏘，OBE

總公司：
中國香港特別行政區
中環康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者：

主要交易

出售ESCOTEL MOBILE COMMUNICATIONS LIMITED之權益

緒言

第一太平於二零零四年一月十五日就出售第一太平集團所持有Escotel之49%權益與Idea Cellular達成一項具法律約束力的協議，出售權益的總作價為7億印度盧比（約1.199億港元），將於完成交易時全數以現金支付。

根據上市規則第十四章規定，是項交易構成第一太平的一項主要交易。

本通函旨在向第一太平股東提供有關交易之進一步資料。

本通函亦載有一份股東特別大會通告，有關本公司於二零零四年三月一日(星期一)下午三時正舉行之股東特別大會，藉以(按上市規則規定)考慮及酌情通過批准是項交易。

交易

參予方

賣方：　第一太平及PCL，其全資擁有附屬公司，合共持有Escotel之49%權益。

買方：　Idea Cellular，為獨立第三者。根據上市規則，Idea Cellular及其最終受益人均非與第一太平或其任何董事、首席行政人員、主要股東或其附屬公司或其任何關連公司有關的關連人士。

Escotel亦為協議的參予方。

交易摘要

第一太平集團持有Escotel的49%權益，而Escorts則持有Escotel的51%權益。第一太平集團將出售其全數持有之Escotel權益予Idea Cellular。

第一太平集團將就出售其全數持有Escotel的49%權益收取7億印度盧比(約1.199億港元)作價，並將獲解除其於Escotel債務上所作的一切擔保、保證及其他抵押安排。此作價乃根據正常商業條款及公平磋商後而釐定，並已計入各參予方各自從交易中取得之應計利益，例如買方將從Escotel所持有的電訊牌照取得利益，而第一太平集團則可達致進一步實踐專注發展其核心投資的策略，強化其營運資金狀況，並解除就Escotel債務所承擔的擔保責任。

按Escorts與Idea Cellular另訂之協議，Escorts亦將於完成交易的同時，以可作比較的作價全數出售其於Escotel的51%控制性權益，此作價將反映Escorts出售Escotel控制性權益及Escorts因是項交易須承擔之聲明及保證所引致的額外責任。Escorts完成出售其所持有Escotel之51%控制性股權有賴(但不限於)履行先決條件，以達致第一太平能完成出售其所持有Escotel之49%股權予買方。有關完成出售Escorts所持有Escotel之股權須履行之先決條件，可在對該條件有利益的參予方同意下獲豁免。

Escorts亦將根據該等另訂協議出售其於ETL的權益予Idea Cellular。ETL為Escorts的獨立附屬公司，與Escotel或第一太平集團並無關連。ETL於印度持有及經營其他電訊業務。

出售作價

出售Escotel 49%權益的作價為7億印度盧比(約1.199億港元)。於完成交易時，全數作價將以現金(印度盧比)支付。此作價較持有Escotel之49%股份權益的賬面值有約2千萬美元(約1.56億港元)的超額價值。

完成交易

交易將在履行以下所述各項先決條件後不超過五個工作日完成。預計交易將於二零零四年第二季完成，並在任何情況下將不會超過協議簽訂日期後150天（或各參與方所同意的其他日期）完成。在完成交易的同時，Escorts亦將根據有關的買賣協議，出售其所持有Escotel之51%控制性股權予Idea Cellular。

完成交易之先決條件：

完成交易須有待履行以下所述之先決條件：－

(i) 股份買賣協議參予方所作出的各項擔保及保證仍然正確，以及各參予方直至完成交易時均按照協議規定履行各自的責任；

(ii) 賣方已取得就協議所預計進行的各項交易所需的一切法團批准（包括取得其各自股東的批准）；

(iii) 就協議所預計進行的各項交易所需取得有關的政府及監管機構的批准，包括取得Reserve Bank of India的批准；

(iv) 買方取得其債權人的同意收購Escotel股份；

(v) Escotel就協議所述將預計出售之股份變為非實物化簽署存管協議；

(vi) 無條件解除第一太平及Escorts就Escotel業務及經營所作出或安排的擔保、保證及其他抵押安排各自須付上的有關責任；及

(vii) Escorts就出售其於Escotel的51%權益及其於ETL的權益予買方須完成的先決條件已獲履行。

於最後實際可行日期，各參予方正努力促使履行以上所述先決條件，惟暫時仍未完全履行任何一項條件。有關先決條件可在於某項條件有利益的參予方同意下獲豁免。賣方現時並無意豁免任何先決條件，且並不知悉買方是否有意豁免任何條件。若此等條件未獲履行或豁免，而交易未能於協議簽訂日期後150天完成，而參予方未能同意延長履行條件的日期，則任何一方均有權終止股份買賣協議。股份買賣協議並未載有因終止協議須付上的賠償條款。倘若終止協議，各參予方的責任將即時終止，惟若干與保密承諾有關的責任及先前違規的事項則不在此限。

其他主要條款

股份買賣協議的其他主要條款包括下列各項：—

(i) 由協議生效日期起，買方將在不需依靠第一太平集團的情況下，向Escotel提供總額不超過7.10億盧比（約1.21億港元）之臨時資金，以應付Escotel日常營運所需；

(ii) 協議提供就協議生效日期至交易完成時有關於過渡期間內Escotel業務及營運的行政安排及慣常限制；

(iii) 協議包括由第一太平集團就有關其於Escotel之擁有權及其股權情況，及有關向Escotel作出的股東墊款所作之陳述及保証；然而，有關Escotel的運作、業務及資產之所有陳述及保証均由Escorts負責，與第一太平集團無關；及

(iv) 於完成交易前，賣方將以名義價格，就向Escotel所提供總額為8.81億印度盧比（約1.509億港元）的附屬股東貸款轉讓予Escorts。預計此等貸款在買方與Escorts就出售Escorts持有Escotel的控制性權益予買方的安排上，於完成交易後，將獲重新安排。未償還負債將繼續成為後償貸款，並將於二零一三年或之後由Escotel償還予Escorts。

交易理據及預計出售收益用途

雖然第一太平仍專注於亞洲區的電訊業務，其將仍是第一太平集團的主要業務，董事會考慮若第一太平所投資的業務能達到市場領導地位，將能為第一太平集團的資源提供更高的盈利；然而因為印度流動電訊市場競爭日益加劇，於印度市場成功達至此目標的機會不高。由於印度流動電訊市場的競爭環境激烈，以及該市場內之部份營運商正進行合併業務行動，因此董事會認為於此時出售其於Escotel的權益最能提升第一太平股東之利益。預計出售收益將用作一般公司經費及營運資金。

本公司董事認為基於以下原因，在完成出售集團所持有Escotel的股份權益後，第一太平集團的營運資金將即時獲得改善：

(a) 第一太平集團將因交易所得收益淨額而有現金流轉；

(b) 第一太平集團將不再需要以Escotel股東身份，為Escotel注入資金及／或股東墊款，以支付其任何營運或擴展業務所需；及

(c) Escotel的業務一直有虧損，且未能於過去派發任何股息予第一太平集團。在出售第一太平集團所持有Escotel之股本權益後，第一太平集團將不再需要將Escotel的虧損納入第一太平集團的綜合賬目內。

交易條款

交易條款乃由各參予方根據正常商業條款及公平磋商後而釐定。董事會相信交易條款實屬公平和合理，且符合第一太平所有股東之利益。

交易對第一太平集團之財務影響

第一太平集團截至二零零一年及二零零二年十二月三十一日止兩個財政年度之除稅及少數股東權益前之經審核綜合溢利／（虧損）分別為21.336億美元（166.421億港元）虧損及1.406億美元（10.967億港元）溢利。截至二零零一年及二零零二年十二月三十一日止兩個財政年度之經審核綜合普通股股東應佔溢利／（虧損）分別為17.97億美元（140.166億港元）虧損及4.01千萬美元（3.128億港元）溢利。

Escotel截至二零零一年及二零零二年十二月三十一日止之經審核虧損分別為2.24千萬美元（1.747億港元）及1.34千萬美元（1.045億港元）。Escotel於二零零二年十二月三十一日之資產負債表中之資產淨值為負資產值3.249億美元（25.342億港元）。

第一太平集團截至二零零一年及二零零二年十二月三十一日止之經審核綜合股東虧損（不包括少數股東權益）分別為1.912億美元（14.914億港元）及7.12千萬美元（5.554億港元）。於完成交易後，以備考為基準之第一太平集團綜合股東虧損（不包括少數股東權益）將約為5.12千萬美元（約3.994億港元）。因為此項交易，第一太平將於二零零四年十二月三十一日止財政年度錄得約2千萬美元（約1.56億港元）之出售收益。

預計交易可帶來的益處

第一太平為一家投資及管理控股公司，主要經營電訊及消費食品產品業務。第一太平出售其於Escotel之權益進一步實踐其專注投資於具市場領導地位的電訊及消費食品產品業務的策略，而交易之所得淨額將能強化其營運資金水平。倘若不能完成交易，在買方不向Escotel提供貸款以應付Escotel之日常營運資金的情況下，Escotel將不能根據其貸款協議履行其責任。若Escotel不能履行其貸款責任，則根據貸款協議，貸款方有權要求加快還款。據此，貸款方有權要求Escotel之股東（包括第一太平）就貸款所提供的擔保履行擔保責任。

有關ESCOTEL及其業務之資料

Escotel現佔印度十二家流動電訊經營商中的第七位，截至二零零三年十二月三十一日，其用戶人數約826,000名。Escotel以新德里為基地，經營GSM網絡流動電話服務。

有關IDEA CELLULAR及ESCORTS的資料

Idea Cellular是印度其中一家主要流動電訊經營商，按上市規則規定，Idea Cellular為獨立第三者，與第一太平或其任何董事、行政總裁、主要股東或其附屬公司或其任何相關聯營公司概無關連。

Escorts是於印度成立的公司，其股份於孟買證券交易所上市買賣。Escorts為印度其中一家主要工業公司，業務與農產機械、電訊、健康護理及財務服務有關。除Escorts所持有Escotel的51%權益及就其權益所賦予之相關管理權外，按上市規則規定，Escorts乃是獨立第三者，與第一太平或其任何董事、行政總裁、主要股東或附屬公司或其任何相關聯營公司概無關連。

股東特別大會

本公司將於二零零四年三月一日（星期一）下午三時正假座中國香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓召開股東特別大會，股東特別大會通告載於本通函第17至第18頁。本公司將於股東特別大會上提呈批准是項交易之普通決議案。

隨函附奉股東特別大會適用之代表委任表格乙份。無論股東能否出席大會，務請儘快填妥及交回隨附之代表委任表格至第一太平總辦事處（致：公司秘書處），地址為中國香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓，惟在任何情況下請不要遲於大會指定舉行時間四十八小時前交回。在填妥及交回代表委任表格後，股東仍可按意願出席大會並於會上投票。

推薦意見

董事會認為交易條款實屬公平和合理，且符合第一太平所有股東之利益，故推薦股東投票贊成於股東特別大會上提呈批准是項交易之普通決議案。

其他資料

敬請　閣下垂注本附錄所載之其他資料。

此致

列位股東　台照

承董事會命
第一太平有限公司
彭澤倫
常務董事兼行政總監
謹啟

二零零四年二月五日

債項

於二零零三年十二月三十一日，第一太平集團尚未償還債項為：－

- 有抵押之銀行及其他貸款共2.503億美元（19.523億港元），其中1.68億美元（13.104億港元）由第一太平全資擁有的附屬公司提供的P.T. Indofood Sukses Makmur Tbk及Philippine Long Distance Telephone Company的股份作抵押，以及無抵押之銀行及其他貸款共9.025億美元（70.395億港元）；

- 無抵押之借貸資本1.04千萬美元（8.11千萬港元）；及

- 為Escotel的信貸額提供8.24千萬美元（6.427億港元）擔保。

以上所述之總債項並不包括第一太平集團旗下聯營公司尚未償還之債項。外幣金額已採用二零零三年十二月三十一日辦公時間完結時適用之匯率概約折算。

除以上所述及不包括由集團公司間往來所引致之債務，於二零零三年十二月三十一日辦公時間完結時，第一太平集團旗下公司並無拖欠任何按揭、抵押、債券或其他借貸資本或銀行透支、因承約而引致的責任、貸款或其他類似債項或分期付款購買承諾、擔保或其他重大或然負債或資本承擔，惟因日常業務運作而引致的承擔則不在此限。

財務及營運前景

第一太平現正積極處理其債項，此債項於二零零三年十二月三十一日為1.68億美元（13.104億港元）。由於出售第一太平所持有之Escotel股本權益能悉數解除其就Escotel的信貸額作出之8.24千萬美元（6.427億港元）擔保責任，以及可使用交易所得收益淨額作一般企業及營運資金用途，故有助強化第一太平之財政狀況。

重大轉變

就各董事所知，自二零零二年十二月三十一日（即第一太平集團最近期之經審核財務報告編製日期）以來，第一太平集團之財政或營運狀況並無任何重大逆轉。

1. 責任聲明

本通函所載資料乃遵照上市規則要求而刊載，藉以提供有關第一太平之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後，就其所知及確信、確認概無遺漏其他事實致令本通函所載任何內容含有誤導成份。

2. 權益披露

(a) 董事權益

於最後實際可行日期，下列董事於第一太平或其任何相聯法團（定義見香港法例第571章證券及期貨條例（「**證券及期貨條例**」））之股份、股本衍生工具相關股份及債券中擁有或被視為擁有(a)須根據證券及期貨條例第XV部第7及8分部知會第一太平及聯交所；或(b)須遵照證券及期貨條例第352條列入該條例所述之登記冊內；或(c)須按上市公司董事進行證券交易的標準守則知會第一太平及聯交所之好倉及淡倉權益：

(i) 第一太平

股份好倉

姓名	第一太平普通股	約佔已發行股本的百分比(%)
林文鏡、林宏修、Ibrahim Risjad及林逢生之權益均透過First Pacific Investments Limited持有	790,229,364[(C)]	24.80
林逢生之權益透過First Pacific Investments (B.V.I.) Limited持有	628,296,599[(C)]	19.72
彭澤倫	6,026,759[(P)]	0.19
唐勵治	13,132,129[(P)]	0.41

(ii) 相聯法團

股份好倉

- 彭澤倫擁有15,048,064股Metro Pacific Corporation(「MPC」)之普通股(P)、以實益擁有人身分擁有44,002股Philippine Long Distance Telephone Company(「PLDT」)之普通股(P)及360股PLDT之優先股(P),並以代理人身分代表另一名人士(並非本公司董事、行政總裁或關連人士)持有15,417股PLDT之普通股,以及300,000股Pilipino Telephone Corporation(「PTC」)之普通股(P)。

- 唐勵治擁有2,450,000股P.T. Indofood Sukses Makmur Tbk(「Indofood」)之普通股(P)、3,051,348股MPC之普通股(P)、96,874股PLDT之普通股(P)及5,000,000股PTC之普通股(P)。

- 林文鏡擁有15,520,335股Indofood之普通股(C)。

- 林宏修擁有15,520,335股Indofood之普通股(C)。

- Ibrahim Risjad擁有6,406,180股Indofood之普通股(P)。

- 林逢生擁有632,370股Indofood之普通股(C)。

- Albert F. Del Rosario擁有63,525股PLDT之普通股(P)、1,560股PLDT之優先股(P)、以實益擁有人身分擁有21,822,680股Prime Media Holdings, Inc.(「PMH」)之優先股(P),並以代理人身分代表另一名人士(並非本公司董事或首席行政人員)持有32,231,970股PMH之優先股;並以實益擁有人身分擁有4股PMH之普通股(P)、100股Negros Navigation Company, Inc.之普通股(P)、4,922股Costa de Madera Corporation之普通股(P)、2,500,000股Enterprise Investments Holding Inc.之普通股(P)及19,999股FPD Savills Consultancy Philippines, Inc.之普通股(P);以若干信託受益人身分持有1股FPD Savills Consultancy Philippines, Inc.之普通股;以實益擁有人身分持有4,999股FPD Savills Philippines, Inc.之普通股(P)及以若干信託受益人身分持有1股FPD Savills Philippines, Inc.之普通股;並持有15,000股Metro Pacific Land Holdings Inc.之普通股(P)及80,000股Metro Strategic Infrastructure Holdings, Inc.之普通股(P)。

附註:(C) = 法團權益　(P) = 個人權益

(iii) 於相聯法團之相關股份好倉

於最後實際可行日期,根據PLDT於一九九九年十二月十日採納之購股權計劃,彭澤倫於一九九九年十二月十日獲授97,571份PLDT購股權。據此,彭澤倫有權自二零零一年十二月十日至二零零九年十二月十日期間按上述購股權計劃條款以行使價每股814披索行使該等購股權。

除本通函所披露者外，於最後實際可行日期，概無任何第一太平董事或行政總裁於第一太平或其任何相聯法團（定義見證券及期貨條例）之股份、股本衍生工具相關股份及債券中擁有或被視為擁有(a)根據證券及期貨條例第XV部第7及8分部須知會第一太平及聯交所；或(b)須遵照證券及期貨條例第352條列入該條例所述之登記冊內；或(c)須按上市公司董事進行證券交易的標準守則知會第一太平及聯交所之好倉及淡倉權益。

(b) **主要股東**

於最後實際可行日期，First Pacific Investments Limited及First Pacific Investments (B.V.I.) Limited以其名義實益持有合共1,418,525,963股第一太平股份。於最後實際可行日期，該等第一太平股份中790,229,364股，相等於第一太平已發行股本之24.80%，已經如上文2(a)(i)節所述透過First Pacific Investments Limited計入四名第一太平董事之法團權益內。其餘628,296,599股第一太平股份，佔於最後實際可行日期第一太平已發行股本之19.72%，則由林逢生透過First Pacific Investments (B.V.I.) Limited持有，亦已列入上文2(a)(i)節所述林氏之權益內。

此外，本公司已獲Marathon Asset Management Limited通知其持有第一太平162,979,300股普通股，佔於最後實際可行日期第一太平已發行股本約5.12%。

除本通函所披露者外，就第一太平董事及行政總裁所知，並無其他人士於最後實際可行日期須根據證券及期貨條例第XV部第2及3分部向第一太平披露擁有與第一太平股份或股本衍生工具相關股份權益或淡倉，或直接或間接擁有可於任何情況下在集團任何成員公司股東大會中投票之任何類別股本面值10%或以上的權益。

(c) 於最後實際可行日期，各董事概無與第一太平或其任何附屬公司訂立或建議訂立不可於一年內免付補償（法定補償除外）即不能終止或予以終止之服務合約。

(d) 於最後實際可行日期，各董事概無自二零零二年十二月三十一日（即第一太平集團最近期發表之經審核綜合財務報告編製日期）以來於第一太平或其任何附屬公司所收購、出售、或租賃、或建議收購或出售、或租賃之任何資產擁有任何直接或間接權益。

(e) 除上文所披露者外，於本通函刊發日期，各董事概無於與第一太平集團業務有重大關係之合約或安排中擁有任何重大權益。

3. 重大合約

截至最後實際可行日期，由第一太平集團成員公司於本通函日期前兩年期間簽訂之重大合約或可能屬重大合約（非日常業務運作中訂立之合約）列示如下：—

(a) 股份買賣協議；

(b) 於二零零四年一月十五日由本公司、Idea Cellular、Escorts及Escotel簽訂之公司企業間之貸款協議；

(c) 於二零零四年一月十五日由本公司、Escorts及Escotel簽訂之貸款轉讓契；

(d) Larouge貸款增補契；

(e) 於二零零三年二月八日由MPC及Larouge簽訂之Larouge抵押增補協議及附屬函件；

(f) 於二零零二年十一月二十三日簽訂之MPC協議（連同於二零零三年二月八日簽訂之修訂協議）；

(g) Larouge協議；

(h) BLC票據餘額及BLC票據餘額抵押品；

(i) BLC票據及BLC票據抵押品；

(j) 完成交易前之抵押協議（連同於二零零三年二月八日簽訂之抵押協議修訂契）；

(k) 抵押轉讓契；及

(l) 於二零零二年六月四日由第一太平與Gokongwei集團（即Gokongwei家族及其相關公司及其他業務單位）就有關第一太平集團所持有之PLDT及Bonifacio Land Corporation的權益與Gokongwei集團成立合營企業安排，作價總額為6.166億美元（48.095億港元）而達成的諒解備忘錄。誠如第一太平於二零零二年十月二日公告所述，此諒解備忘錄已於二零零二年九月三十日終止。

4. 訴訟

第一太平或其任何附屬公司均未接獲任何重大候審訴訟或索償要求，而各董事於作出一切合理查詢後，並未察覺第一太平或其任何附屬公司正面對任何重大候審訴訟或索償要求。

5. 其他資料

(a) 第一太平之公司秘書為李麗雯女士，B.A.、ACS、ACIS。

(b) 第一太平之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而總辦事處則位於香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓。

(c) 本公司之主要股份登記及過戶處為Butterfield Fund Services (Bermuda) Limited，位於Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda。

(d) 本公司之股份登記及過戶處(香港分署)為香港中央證券登記有限公司，位於香港特別行政區灣仔皇后大道東一八三號合和中心十九樓一九零一至五室。

(e) 若本通函之中文版內容與英文版出現歧義，概以英文版為準。

6. 備查文件

下列文件之副本由即日起至二零零四年二月二十七日(包括該日在內)之工作日(公眾假期除外)之正常辦公時間內在第一太平之香港總辦事處可供查閱：—

(a) 第一太平之公司組織章程大綱及公司細則；

(b) 第一太平截至二零零二年十二月三十一日止年度及截至二零零一年十二月三十一日止年度之年報；

(c) 第一太平截至二零零三年六月三十日止六個月之中期報告；

(d) 上文第三段所述之重大合約；

(e) 本通函；及

(f) 日期為二零零三年二月二十八日之通函，內容為有關出售及轉讓Larouge貸款及抵押Bonifacio Land Corporation之50.4%股權予Evergreen Holdings, Inc.及Ayala Land, Inc.之主要及關連交易。

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

茲通告第一太平有限公司謹訂於二零零四年三月一日(星期一)下午三時正假座香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓國際會議廳舉行股東特別大會，藉以考慮並酌情通過(無論有否加以修改)下列決議案為普通決議案：—

「**動議**：—

(a) 批准、追認及確認以下各項協議：—

(i) 由第一太平有限公司(「本公司」)、Personal Communications (Mauritius) Limited(「PCL」)、Idea Cellular Limited(「Idea Cellular」)及Escotel Mobile Communications Limited(「Escotel」)簽訂日期為二零零四年一月十五日之海外股份買賣協議(「買賣協議」)，印有「A」字樣之協議副本已提呈大會，並由大會主席簽署以資識別；

(ii) 由本公司、Idea Cellular、Escorts Limited(「Escorts」)及Escotel簽訂日期為二零零四年一月十五日之公司企業間的信貸協議(「信貸協議」)，印有「B」字樣之協議副本已提呈大會，並由大會主席簽署以資識別；及

(iii) 由本公司、Escorts及Escotel簽訂日期為二零零四年一月十五日之貸款轉讓契(「轉讓契」)，印有「C」字樣之契約副本已提呈大會，並由大會主席簽署以資識別；

以及根據上述協議由本公司及／或PCL進行或擬進行之各項交易，包括(但不限於)將由本公司、Idea Cellular、Escorts、PCL、Escotel及National Securities Depositary Limited簽訂及訂立之不可出售協議，該協議形式已載於買賣協議附件三內；及

(b) 授權黎高信先生、華理斯先生及／或本公司任何其他董事，在彼等認為必需及合宜情況下安排簽訂該等文件，並作出或授權本公司及／或PCL作出一切彼等認為就履行買賣協議、不可出售協議、信貸協議、轉讓契或任何相關事宜屬必需或合宜或權宜之行動及事宜，且作出或同意、或授權本公司及／或PCL作出或同意作出有關之修訂或更改，並在黎高信先生、華理斯先生或本公司任何其他董事認為合宜及符合本公司利益之情況下，授出或授權本公司及／或PCL授出任何豁免與買賣協議、不可出售協議、信貸協議或轉讓契有關之先決條件或其他條文。

承董事會命
第一太平有限公司
彭澤倫
常務董事兼行政總監

日期：二零零四年二月五日

附註：

1. 凡有權出席上述通告所召開之股東特別大會及於會上投票之股東，均可委任一名或以上受委代表出席大會及代其投票。受委代表毋須為第一太平之股東。

2. 隨函附奉股東特別大會之代表委任表格。填妥之代表委任表格，連同授權書或其他授權文件（如有），或經由公證人簽署證明之授權書或其他授權文件副本，須於股東特別大會或其任何續會（按情況而定）指定舉行時間四十八小時前交回第一太平之總辦事處（致：公司秘書處），地址為香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓，方為有效。即使填妥及交還代表委任表格後，股東仍有權親身出席股東特別大會或其任何續會並在大會上投票。